Exhibit 3.4

CERTIFICATE OF DESIGNATIONS, PREFERENCES, LIMITATIONS,

RESTRICTIONS AND RELATIVE RIGHTS OF 8% SERIES B PREFERRED STOCK

OF

MAMAMANCINl’S HOLDINGS, INC.

Pursuant to Section 78.1955 of the Nevada Revised Statutes

August 15, 2022

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of MamaMancini’s Holdings, Inc. (the “Corporation”) by the Articles of Incorporation, as amended (the “Articles of Incorporation”), and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes, the Board of Directors of the Corporation hereby fixes the designations, powers and preferences, and relative, participating, optional and other rights, and qualifications, limitations, and restrictions of the 8% Series B Preferred Stock; and

RESOLVED, FURTHER, that the Corporation is authorized to issue 8% Series B Preferred Stock on the following terms and with the provisions herein set forth:

1. DESIGNATION AND NUMBER OF SHARES. There shall be a series of Preferred Stock that shall be designated as the “8.00% Series B Convertible Preferred Stock”, par value $0.00001 per share (the “Series B Preferred Stock”), and the authorized number of shares of the Series B Preferred Stock shall be 200,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no such decrease shall reduce the number of authorized shares of the Series B Preferred Stock to a number less than the number of shares of the Series B Preferred Stock then issued and outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants, if any, to purchase shares of Series B Preferred Stock, or upon the conversion of any outstanding securities issued by the Corporation that are convertible into shares of Series B Preferred Stock. The rights, preferences, powers, restrictions and limitations of the Series B Preferred Stock shall be as set forth herein.

2. DEFINITIONS. As used herein, in addition to those terms otherwise defined herein, the following terms shall have the following meanings:

2.1 “Board” shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board, any committee of the Board duly authorized to take such action.

2.2 “Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized by law to close.

2.3 “Close of Business” means 5:00 p.m., New York City time.

2.4 “Closing Sale Price” of the Common Stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States national or regional securities exchange on which the Common Stock is traded or, if the Common Stock is not listed for trading on a United States national or regional securities exchange on the relevant date, the last quoted bid price for the Common Stock in the over-the-counter market on the relevant date, as reported by NASDAQ or a similar organization. In the absence of such a quotation, the “Closing Sale Price” shall be the price determined by a nationally recognized independent investment banking firm retained by the Company for such purpose as most accurately reflecting the per share price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a share of Common Stock. The Closing Sale Price shall be determined without reference to after-hours or extended market trading.

2.5 “Common Stock” shall mean the Common Stock, par value $0.00001 per share, of the Corporation.

2.6 “Conversion Price” shall initially be $1.66 per share, subject to adjustment from time to time as set forth in Section 6.

2.7 “Conversion Rate” shall mean the Original Issue Price divided by the Conversion Price then in effect.

2.8 “Deemed Liquidation Event” shall mean, unless the Requisite Holders elect otherwise by written consent to the Corporation delivered at least 7 days prior to the effective date of such event: (a) any reorganization, merger or consolidation of the Corporation, other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total outstanding voting securities of the Corporation or such other surviving or resulting entity, or (b) a Sale of Assets.

2.9 “Dividend Payment Date” shall mean the fifteenth (15th) day of each calendar month, commencing in the month following the month of Original Issue.

2.10 “Dividend Period” means the period commencing on, and including, a Dividend Payment Date and ending on, and including, the day immediately preceding the next succeeding Dividend Payment Date, with the exception that the first Dividend Period shall commence on, and include, the Original Issue Date and end on and include the 14th day of the calendar month following the month in which the Original Issued Date occurred.

2.11 “Fundamental Change” shall mean (a) the acquisition by a Person or Persons (other than any Permitted Holder(s)), of more than fifty percent (50%) of the Corporation’s voting stock, (b) the acquisition by any Permitted Holder(s) of more than eighty percent (80%) of the Corporation’s voting stock, or (c) a Deemed Liquidation Event.

2.12 “Holder” shall mean a holder of record of an outstanding share or shares of the Series B Preferred Stock.

2.13 “Junior Stock” shall mean the Common Stock and each other class of capital stock or series of preferred stock of the Corporation the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation.

2.14 “Open of Business” means 9:00 a.m., New York City time.

2.15 “Original Issue Date” shall mean the date on which the first share of Series B Preferred Stock was issued.

2.16 “Original Issue Price” shall mean $25.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

2.17 “Parity Stock” shall mean each class of capital stock or series of preferred ,stock the terms of which expressly provide that such class or series will rank on parity with the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation. As of the date of filing of this Certificate, there are no shares of Parity Stock issued and outstanding.

2.18 “Permitted Holder” shall mean each of Carl T. Wolf and any Person controlled (as defined under Rule 405 of the Securities Act of 1933, as amended) by Carl T. Wolf.

2.19 “Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock corporation, trust, limited liability corporation, unincorporated organization or government or any agency or political subdivision thereof.

2.20 “Preferred Stock” shall mean the preferred stock, par value $0.00001 per share, of the Corporation.

2.21 “Requisite Holders” shall mean the Holders of a majority of the then-outstanding shares of Series B Preferred Stock, voting together as a single class on an as-converted basis.

2.22 “Sale of Assets” shall mean the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.23 “Senior Stock” shall mean each class of capital stock or series of Preferred Stock the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation. As of the date of filing of this Certificate, there are no shares of Senior Stock issued and outstanding.

2.24 “Trading Day” shall mean a day during which trading in the Common Stock generally occurs on the NASDAQ Capital Market or, if the Common Stock is not listed on the NASDAQ Capital Market, on the principal other national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not listed on a national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading. If the Common Stock is not so listed or traded, Trading Day means a Business Day.

3. DIVIDENDS.

3.1 Dividend Rate. Holders are entitled to receive when, as and if declared by the Board, out of funds legally available for the payment of dividends, cumulative cash dividends on each share of Series B Preferred Stock at an annual rate of eight percent (8.0%) of the Original Issue Price (the “Dividend Rate”).

3.2 Dividend Payment Date; Dividend Record Date. With respect to each Dividend Period, dividends on the Series B Preferred Stock shall accrue daily and be cumulative from, and including, the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Original Issue Date, whether or not in any Dividend Period(s) there hl3-ve been funds legally available for the payment of such dividends. Such dividends shall be payable monthly in arrears on the Dividend Payment Date; provided, that if any Dividend Payment Datc1 is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. Any dividend payable on the Series B Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to Holders of record as they appear in the Corporation’s stock records for the Series B Preferred Stock at the Close of Business on the applicable record date, which shall be the first day of each calendar month, whether or not a Business Day, in which the applicable Dividend Payment Date falls.

3.3 Limiting Documents. No dividends on shares of Series B Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation at any time when the payment thereof would be unlawful under applicable law or when the terms and provisions of any agreement of the Corporation, including any agreement relating to the Corporation’s indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by applicable law.

3.4 Dividends on Junior Stock or Parity Stock. The Corporation shall not declare, pay or set aside any dividends on shares of Junior Stock or Parity Stock unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Designation) the Holders shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to that dividend per share of Series B Preferred Stock as would equal the product of (a) the dividend payable on each share of Series B Preferred Stock determined as if all shares of Series B Preferred Stock had been converted into Common Stock and (b) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend; provided, however, that if the Corporation declares, pays, or sets aside any dividends on shares of Common Stock, then each Holder shall only be entitled to an adjustment in the Conversion Price then in effect in accordance with Section 6, and no Holder shall also be entitled to receive any dividends pursuant to this Section 3.4 as a result of such declaration, payment or set aside of dividends on shares of Common Stock. Notwithstanding the foregoing, the Corporation shall not declare, pay or set aside any dividends or make any distribution of assets on shares of Common Stock prior to the third (3d) anniversary of the Original Issue Date unless all accumulated and unpaid dividends on the Series B Preferred Stock shall have been paid in full or set aside for payment.

3.5 Pro Rata Dividends. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of Parity Stock that the Corporation may issue, dividends shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such series of Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such series of Parity Stock (which shall not include any accrual in respect of unpaid dividends for prior Dividend Periods if such Parity Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

3.6 Payment of Accrued and Unpaid Dividends. Holders shall not be entitled to any dividend in excess of all accumulated accrued and unpaid dividends on Series B Preferred Stock as described in this Section 3. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.

4. LIQUIDATION RIGHTS.

4.1 Preferential Payments to Holders of Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, following any payment of preferential amounts required to be paid to the holders of any debt or Senior Stock, the Holders shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) the Original Issue Price, plus any dividends declared but unpaid thereon; or (b) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant hereto immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Preference”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders and the holders all other classes of Parity Stock the full amount to which they shall be entitled, the Holders of shares of Series B Preferred Stock and holders of all other Parity Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.2 Payments to Holders of Junior Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Senior Stock (if any), Series B Preferred Stock and Parity Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Junior Stock and in such order of priority as may be required if some holders of Junior Stock have priority over others.

4.3 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “DLE Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the stockholders in accordance with Sections 4.1 and 4.2.

4.4 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event shall be the cash or the fair market value of the prope1iy, rights or securities paid or distributed to such holders by the Corporation or the acquiring Person. The fair market value of such property, rights or securities shall be determined in good faith by the Board.

4.5 Allocation of Escrow. In the event of a Deemed Liquidation Event other than a Sale of Assets, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the DLE Agreement shall provide that: (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4.1 and 4.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4.1 and 4.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

5. VOTING RIGHTS.

5.1 General. Holders shall not have any voting rights with respect to any share of Series B Preferred Stock held by such Holder except as specifically set forth in this Section 5 or as required by applicable law, the Articles of Incorporation, or bylaws of the Corporation. With respect to any matter on which any Holder shall be entitled to vote pursuant to this Section 5, such Holder shall be entitled to cast one (1) vote in respect of each share of Series B Preferred Stock held by such Holder.

5.2 Series B Preferred Stock Protective Provisions. At any time when shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Designation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

5.2.1 amend, alter, or repeal any provision of the Articles of Incorporation (including this Certificate of Designation), whether by merger, consolidation, combination, reclassification or otherwise, in a manner adverse to the dividend rights, preferences or special rights of the Series B Preferred Stock set forth in this Certificate of Designation; or

5.2.2 increase the authorized number of shares of Series B Preferred Stock, or authorize or issue shares of any class or series of Senior Stock or Parity Stock (or any security convertible into such stock).

6. OPTIONAL CONVERSION. The Holders shall have conversion rights as follows (the “Conversion Rights”):

6.1 Right to Convert. Each share of Series B Preferred Stock shall be convertible, at the option of the Holder thereof, at any time and from time to time, and without the payment of additional consideration by the Holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price of $25.00 per Share of Common Stock by the Conversion Price in effect at the Conversion Time. The initial Conversion Price shall be one dollar and sixty-six cents ($1.66) per share of Common Stock, and the Conversion Rate shall be 1:15, subject to adjustment for stock dividends, splits, combinations and similar events as provided below in this Section 6.

6.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Series B Preferred Stock shall be rounded to the nearest whole share.

6.3 Mechanics of Conversion.

6.3.1 Notice of Conversion. In order for a Holder to voluntarily convert shares of Series B Preferred Stock into shares of Common Stock, such Holder shall (a) provide written notice to the Corporation’s transfer agent at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such Holder elects to convert all or any number of such Holder’s shares of Series B Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such Holder’s shares are certificated, surrender the certificate or certificates for such shares of Series B Preferred Stock (or, if such Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such Holder’s name or the names of the nominees in which such Holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (such time, the “Conversion Time”, and such date, the “Conversion Date”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such Holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof (or, if the Common Stock is uncertificated at such time, deliver notice of issuance of uncertificated shares) and, if the Series B Preferred Stock is certificated, a certificate for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered ce1iificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Series B Preferred Stock converted.

6.3.2 Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such nun1ber of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

6.3.3 Effect of Conversion. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and returned to the status of authorized Preferred Stock in accordance with Section 9, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the number of shares designated as Series B Preferred Stock accordingly.

6.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock pursuant to this Section 6.3.5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.3.6 Anti-Dilution Adjustments. The Conversion Price will be subject to adjustment, without duplication, under the following circumstances, except that the Corporation shall not make any adjustment to the Conversion Price in respect of any dividend or distribution covered by this Section 6.3.6 to the extent a Holder participates in such dividend or distribution equally and ratably on an as-converted basis for the shares of Series B Preferred Stock held by such Holder:

(i)	If the Company exclusively issues shares of Common Stock as a dividend or distribution on all shares of its Common Stock, or if the Company effects a share split or share combination.

(ii)	If the Company distributes to all or substantially all holders of its Common Stock a y rights, options or warrants entitling them, for a period expiring not more than 45 days immediately following the announcement date of such distribution, to purchase or subscribe for shares of its Common Stock at a price per share that is less than the average of the closing sale price per share as reported in composite transactions for the NASDAQ Capital Market (the “Closing Sale Price”) of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the first date on which the Common Stock trades on the NASDAQ Capital Market without the right to receive such issuance, dividend or distribution from the Company of such distribution. “Trading Day” shall mean a day during which trading in the Common Stock generally occurs on the Nasdaq Capital Market.

(iii)	If the Company makes distributions to all or substantially all holders of its Common Stock consisting of shares of its capital stock, evidence of indebtedness or other assets or properties, subject to exceptions.

(iv)	If the Company makes any cash dividend or distribution to all or substantially all holders of its Common Stock.

(v)	If the Company or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Stock and the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the average of the Closing Sale Price of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

Any adjustment made under this Section 6.3.6 shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the Open of Business on the Ex-Dividend Date for such distribution. To the extent that Common Stock is not delivered after expiration of such rights, options or warrants, the Conversion Price shall be readjusted, effective as of the date of such expiration, to the Conversion Price that would then be in effect had the adjustment with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Price shall be readjusted, effective as of the date the Board determines not to make such distribution, to the Conversion Price that would then be in effect if such Ex Date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the Holders to subscribe for or purchase Common Stock at less than such average of the Closing Sale Price for the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement for such distribution, and in determining the aggregate offering price of such Common Stock, there shall be taken into account any consideration received by the Corporation for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board.

6.3.7 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such shares of Common Stock.

6.4 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series B Preferred Stock) is converted into or exchanged for securities, cash or other prope1ty, or a Sale of Assets, then, following any such reorganization, recapitalization, reclassification, consolidation, merger or Sale of Assets, each share of Series B Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, merger or Sale of Assets would have been entitled to receive pursuant to such transaction; and, in stich case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the Holders, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series B Preferred Stock. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions.

6.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other prope1iy into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any Holder (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such Holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

6.6 Notice of Record Date. In the event:

6.6.1 the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

6.6.2 of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

6.6.3 of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation will send or cause to be sent to the Holders a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series B Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

7. MANDATORY CONVERSION.

7.1 Trigger Events. Upon the occurrence of the following, the Corporation shall, subject to applicable law, have the right (the “Conversion Right”), at its sole option, to cause all or a portion of Series B Preferred Stock to be automatically converted into shares of Common Stock (such time of conversion, the “Mandatory Conversion Time”):

7.1.1 At any time on or after the date which is six (6) months after the Original Issue Date, at a conversion price of $2.00 per share of Common Stock if the Closing Sale Price of Common Stock is at least $2.00 per share for at least twenty (20) consecutive Trading Days of a thirty (30) day trading period.

7.1.2 At any time after eighteen (18) months from the Original Issue Date at conversion price per share of Common Stock which is a twenty percent (20%) discount to the most recent twenty (20) day average closing price.

7.1.3 If a Fundamental Change occurs, then for a period of 60 days thereafter the Company shall have the right, at its option

(a) to cause all outstanding shares of Series B Preferred Stock to be automatically converted into Common Stock at a conversion rate equal the Liquidation Preference divided by the Market Value of the Common Stock (10 day average closing sales price) on the effective date of the Fundamental Change, subject to a cap on the conversion rate such that the number of shares delivered upon conversion of all Series B Preferred Shares does not require stockholder approval under applicable NASDAQ listing rules; or

(b) to redeem all outstanding shares of Series B Preferred Stock at the Redemption Price in effect on the effective date of the Fundamental Change.

A “Fundamental Change” shall be deemed to have occurred upon (i) a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, or (iii) the acquisition by a person or group, other than Carl T. Wolf and his controlled affiliates (“Permitted Holders”), of more than 50% of the Company’s voting stock, or the acquisition by Permitted Holders of more than 80% of the Company’s voting stock.

7.2 Procedural Requirements. All holders of record of shares of Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series B Preferred Stock pursuant to this Section 7. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each Holder of shares of Series B Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered Holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Preferred Stock converted pursuant to Section 7, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 7.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost ce1ti:ficate affidavit and agreement) for Series B Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof (or, if the Common Stock is uncertificated at such time, deliver notice of issuance of uncertificated shares) and (b) pay any declared but unpaid dividends on the shares of Series B Preferred Stock converted. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and returned to the status of authorized Preferred Stock in accordance with Section 9, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the number of shares designated as Series B Preferred Stock accordingly.

8. REDEMPTION.

8.1 General. Unless prohibited by Nevada law governing distributions to stockholders, the Corporation may, at any time on or following the date six (6) months after the Original Issue Date, or upon the occurrence of a Fundamental Change (such date of redemption, the “Redemption Date”), elect to redeem all or a portion outstanding shares of Series B Preferred Stock at the Redemption Price then in effect. “Redemption Price” shall mean (i) for the period from and after six (6) months :from the Original Issue Date until eighteen (18) months from the Original Issue Date, $2.50 per share of Common Stock plus accrued and unpaid dividends; (ii) for the period from and after the second anniversary of the Original Issue Date until the day immediately preceding the third anniversary of the Original Issue Date, $3.00 per share plus accrued and unpaid dividends; and (iii) from and after the third anniversary of the Original Issue Date, $3.50 per share plus accrued and unpaid dividends.

8.2 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each Holder to be redeemed on such Redemption Date, unless such Holder has exercised his, her or its right to convert such shares as provided in Section 6, shall, if a Holder of shares in certificated f01m, surrender the certificate or certificates representing such shares (or, if such registered Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated by the Corporation, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series B Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series B Preferred Stock shall promptly be issued to such Holder.

8.3 Rights Subsequent to Redemption. If on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series B Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series B Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series B Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the Holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

9. CONVERTED, REDEEMED OR OTHERWISE ACQUIRED SHARES. Any shares of Series B Preferred Stock that are converted, redeemed, or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically returned to the status of authorized and unissued shares of Preferred Stock, available for future designation and issuance pursuant to the terms of the Articles of Incorporation.

10. WAIVER. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all Holders by the affirmative written consent or vote of the Requisite Holders.

11. NOTICES. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission.

IN WITNESS WHEREOF, the Board of Directors of the Company has executed this Certificate by a duly authorized officer as of the date first above written.

MAMAMANCINI’S HOLDINGS, INC.

/s/ Steven Burns
Name:	Steven Burns
Title:	Executive Vice President

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